Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Media contacts:

Japan:	SoftBank Press office
+ 81 3 6889 2300

US:	Jim Barron +1.212.687.8080
Megan Bouchier +1.415.618.8750
Paul Kranhold +1.415.618.8750

SoftBank Provides Sprint with Waiver under Merger Agreement

Tokyo – April 29, 2013 — SoftBank Corp. (TSE: 9984) (“SoftBank”) today confirmed that at the request of the Special Committee formed by the Board of Directors of Sprint Nextel Corp. (NYSE: S) (“Sprint”), it has provided Sprint with a limited waiver of certain provisions of the merger agreement between the companies. The waiver will enable Sprint to enter into a non-disclosure agreement with DISH Network Corporation (NASDAQ: DISH) (“DISH”) in order to receive confidential information from DISH, and to conduct discussions with DISH solely for the purpose of clarifying and obtaining further information from DISH regarding its preliminary proposal made on April 15, 2013. The waiver does not permit Sprint to provide non-public information to DISH nor does it enable Sprint to enter into negotiations with DISH. Such actions may be taken by Sprint only in accordance with the Sprint-SoftBank merger agreement.

SoftBank remains highly confident that its fully executed merger agreement with Sprint, under which it has already provided Sprint with $3.1 billion of capital, provides the shareholders of Sprint significantly more value than the highly leveraged approach made by DISH on April 15th. SoftBank remains committed to completing its transaction on the terms previously disclosed. The company anticipates closing on July 1, 2013 or as soon as possible thereafter, subject to satisfaction of closing conditions, including receipt of all necessary regulatory approvals.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (“Clearwire”). All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, as amended, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which are available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II has filed with the SEC a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also constitutes a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, is available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us -

Investors” and then under the heading “Documents and Filings - SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers is available in the proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

###